July 8, 2024

Chaim (Charlie) Birnbaum
Chief Executive Officer
PishPosh, Inc.
1915 Swarthmore Avenue
Lakewood, New Jersey 08701

       Re: PishPosh, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           Filed March 28, 2024
           File No. 001-41623
Dear Chaim (Charlie) Birnbaum:

       We have reviewed your filing and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2023
Financial Statements
Note 3. Summary of Significant Accounting Policies
Deferred Offering Costs, page F-11

1. Please tell us your consideration of the guidance in FASB ASC 340-10-S99-1 related to deferred costs of an aborted offering that may not be deferred and charged against proceeds of a subsequent offering.
Note 9, page F-15

2. Please clarify the conversion rate and number of shares into which the 2021 Notes,
       $240,135 principal note, and $150,000 related party note are potentially convertible into.
       Refer to FASB ASC 470-20-50-1B.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 July 8, 2024
Page 2

       Please contact Tony Watson at 202-551-3318 or Adam Phippen at 202-551-3336 if you
have questions regarding comments on the financial statements and related matters.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Trade &
Services